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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                          DEKALB Genetics Corporation

                                (Name of Issuer)

                       Class A Common Stock, no par value

                         (Title of Class of Securities)

                                  244878 10 4

                                 (CUSIP Number)

                              John T. Roberts c/o
                          DEKALB Genetics Corporation
                               3100 Sycamore Road
                             DeKalb, Illinois 60115
                                 (815) 758-3461

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 31, 1996


CUSIP No. 244878 10 4     SCHEDULE 13D          Page 2 of 3 Pages
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               (Continued on the following pages)
                       (Page 1 of 3 Pages)
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          This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed by
John T. Roberts on June 9, 1989, as amended by Amendment No. 1 thereto filed on January 29, 1990, Amendment No. 2 thereto filed on July 9, 1991 and Amendment No. 3 thereto filed on July 12, 1991 (the "Prior Schedule 13D"). On January 31, 1996 the shares of Class A Common Stock, no par value, of DEKALB Genetics Corporation ("Class A Common Stock") beneficially owned by John T. Roberts were transferred to a voting trust (the "Voting Trust"). The voting trustees of the Voting Trust, including John T. Roberts, are filing on the date hereof a new
Schedule 13D (the "New Schedule 13D") to report the beneficial ownership of such shares of Class A Common Stock and other shares of Class A Common Stock. Accordingly, no further amendments will be made to the Prior Schedule 13D. Reference is made to the New Schedule 13D for a description of the Voting Trust and the Class A Common Stock held in the Voting Trust.


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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 1996


John T. Roberts
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